TAIWAN LIPOSOME COMPANY, LTD.

11F-1, No. 3 Yuanqu Street

Nangang District,

Taipei City, Taiwan 11503

Republic of China

November 14, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeff Gabor

Re:	Taiwan Liposome Company, Ltd.

Registration Statement on Form F-1, as amended (File No. 333- 223090)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Taiwan Liposome Company, Ltd. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form F-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 5:00 p.m. Eastern time, on November 15, 2018, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone call to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Kristin VanderPas of Cooley LLP at (415) 693-2097, or in her absence, Sara Semnani at (310) 883-6467.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Taiwan Liposome Company, Ltd.

/s/ George Yeh
By: George Yeh
Title: President

2